                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                 Amendment No. 1

                                Stericycle, Inc.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    858912108
                                    ---------
                                 (CUSIP Number)

                                November 7, 2001
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                          ------------------
CUSIP No.  858912108                    13G                   Page 2 of 12 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Oracle Partners, L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             572,200
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            572,200
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           572,200
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           3.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  858912108                    13G                   Page 3 of 12 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Oracle Institutional Partners, L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             154,700
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            154,700
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           154,700
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.8%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  858912108                    13G                   Page 4 of 12 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Oracle Investment Management, Inc.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             96,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            96,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           96,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.5%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  858912108                    13G                   Page 5 of 12 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Oracle Associates, LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             726,900
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            726,900
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           726,900
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           3.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  858912108                    13G                   Page 6 of 12 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Larry N. Feinberg
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             822,900
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            822,900
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           822,900
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.5%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 1 on Schedule 13G amends, supplements and restates the
Schedule 13G which was filed on September 6, 2001 with respect to the Common Stock (as defined in Item 2(d) below) of Stericycle, Inc.

Item 1(a):          Name of Issuer:
---------           --------------

     The name of the issuer is Stericycle, Inc. (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

     The Company's principal executive office is located at 28161 North Keith Drive, Lake Forest, Illinois 60045.

Item 2(a):          Name of Person Filing:
---------           ---------------------

     This Amendment No. 1 to Schedule 13G ("Amendment No. 1") with respect to the Common Stock (as defined in Item 2(d) below) of the Company is filed by:

     (i) Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), with respect to shares of Common Stock directly owned by it;

     (ii) Oracle Institutional Partners, L.P., a Delaware limited partnership ("Oracle Institutional"), with respect to shares of Common Stock directly owned by it;

     (iii) Oracle Investment Management, Inc., a Delaware corporation (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by (a) SAM Oracle Investments Inc., a British Virgin Islands corporation ("SAM Oracle"), with respect to shares of Common Stock directly owned by SAM Oracle, (b) Oracle Offshore Limited, a Cayman Islands corporation ("Oracle Offshore"), with respect to shares of Common Stock directly owned by Oracle Offshore, and (c) Oracle Management, Inc. Employees Retirement Plan (the "Retirement Plan"), with respect to shares of Common Stock directly owned by the Retirement Plan; and

     (iv) Oracle Associates, LLC, a Delaware limited liability company ("Oracle Associates"), which serves as the general partner of Oracle Partners and Oracle Institutional (together, the "Partnerships"), with respect to shares of Common Stock directly owned by the Partnerships; and

     (v) Mr. Larry N. Feinberg ("Mr. Feinberg"), who serves as the senior managing member of Oracle Associates, is the sole shareholder and president of the Investment Manager, and is the trustee of The Feinberg Foundation (the "Foundation"), with respect to shares of Common Stock directly owned by him (for himself and as trustee of the Foundation) and by the Partnerships, SAM Oracle, Oracle Offshore and the Retirement Plan.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):          Address of Principal Business Office or, if None,
---------           --------------------------------------------------
                    Residence:
                    ---------

     The address of the principal business office of the Reporting Persons is 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830.

Item 2(c):          Citizenship:
---------           -----------

     Each of the Partnerships, the Investment Manager and Oracle Associates is organized under the laws of the State of Delaware. Mr. Feinberg is a citizen of the United States of America.

Item 2(d):          Title of Class of Securities:
----------          ----------------------------

     Common Stock, $0.01 par value ("Common Stock")

Item 2(e):          CUSIP Number:
---------           ------------

     858912108

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
-------             --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    ------------------------------------------------------

     (a)  [ ] Broker or dealer registered under Section 15 of the Act,

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,

     (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

     (e)  [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

     (f)  [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1
              (b)(1)(ii)(F),

     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box: [x]

Item 4:             Ownership:
------              ---------

     This Amendment No. 1 is being filed to report that the Reporting Persons have disposed of shares of Common Stock such that they no longer own in excess of 5% of the outstanding Common Stock of the Company.

     A. Oracle Partners, L.P.
        ---------------------

     (a) Amount beneficially owned: 572,200

     (b) Percent of class: 3.1% The percentages used herein and in the rest of this Amendment No. 1 are calculated based upon the 18,440,098 shares of Common Stock issued and outstanding as of November 13, 2001, as reflected in the Company's Form 10-Q for the period ended September 30, 2001.

     (c) Number of shares as to which such person has:

         (i)    Sole power to vote or direct the vote: -0-
         (ii)   Shared power to vote or direct the vote: 572,200
         (iii)  Sole power to dispose or direct the disposition: -0-
         (iv)   Shared power to dispose or direct the disposition:
                572,200

     B. Oracle Institutional Partners, L.P.
        -----------------------------------

     (a) Amount beneficially owned: 154,700

     (b) Percent of class: 0.8%

     (c) Number of shares as to which such person has:

         (i)    Sole power to vote or direct the vote: -0-
         (ii)   Shared power to vote or direct the vote: 154,700
         (iii)  Sole power to dispose or direct the disposition: -0-
         (iv)   Shared power to dispose or direct the disposition: 154,700

     C. Oracle Investment Management, Inc.
        ----------------------------------

     (a) Amount beneficially owned: 96,000

     (b) Percent of class: 0.5%

     (c) Number of shares as to which such person has:

         (i)    Sole power to vote or direct the vote: -0-
         (ii)   Shared power to vote or direct the vote: 96,000
         (iii)  Sole power to dispose or direct the disposition: -0-
         (iv)   Shared power to dispose or direct the disposition:
                96,000

     D. Oracle Associates, LLC
        ----------------------

     (a) Amount beneficially owned: 726,900

     (b) Percent of class: 3.9%

     (c) Number of shares as to which such person has:

         (i)    Sole power to vote or direct the vote: 0
         (ii)   Shared power to vote or direct the vote: 726,900
         (iii)  Sole power to dispose or direct the disposition: -0-
         (iv)   Shared power to dispose or direct the disposition:
                726,900

     E. Larry N. Feinberg
        -----------------

     (a) Amount beneficially owned: 822,900

     (b) Percent of class: 4.5%

     (c) Number of shares as to which such person has:

         (i)    Sole power to vote or direct the vote: -0-
         (ii)   Shared power to vote or direct the vote: 822,900
         (iii)  Sole power to dispose or direct the disposition: -0-
         (iv)   Shared power to dispose or direct the disposition:
                822,900

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6:             Ownership of More than Five Percent on Behalf of Another
-------             --------------------------------------------------------
                    Person:
                    -------

     SAM Oracle, Oracle Offshore and the Retirement Plan, each clients of the Investment Manager, have the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this Amendment No. 1. No single client of the Investment Manager holds more than five percent of the class of securities reported herein. Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Amendment No. 1.

Item 7:             Identification and Classification of the Subsidiary
-------             ---------------------------------------------------
                    Which Acquired the Security Being Reported on by the
                    ----------------------------------------------------
                    Parent Holding Company:
                    -----------------------

     Not applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

     Not applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

     Not applicable.

Item 10:            Certification:
-------             -------------

     Each Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  EXHIBIT INDEX

     1. Joint Acquisition Statement pursuant to Rule 13d-1(k) (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with respect to the Common Stock of the Company on September 6, 2001).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 21, 2001

                                        /s/ Larry N. Feinberg
                                        ------------------------------
                                        Larry N. Feinberg, individually and as
                                        senior managing member of Oracle
                                        Associates, LLC, on behalf of itself and
                                        as the general partner of Oracle
                                        Partners, L.P. and Oracle Institutional
                                        Partners, L.P., as president of Oracle
                                        Investment Management, Inc., and as
                                        trustee of The Feinberg Family
                                        Foundation